Bancroft Automated Restaurant Systems, Inc.



ANNUAL REPORT

7117 Florida Blvd

Baton Rouge, LA 70806

0

https://speedy-eats.net/

This Annual Report is dated May 2, 2022.

BUSINESS

Bancroft Automated Restaurant Systems, Inc. ("Company" or "Speedy Eats") is a C-Corp organized under the laws of the State of Delaware that plans to sell automated food and beverage equipment. The Company has applied for trademarks and service marks to use the "Speedy Eats" brand in the sale of its products and services.

The Company's business model consists of selling the hardware, and recurring income from food sales rebates, marketing fees, equipment rebates, SaaS subscriptions, and maintenance fees. Our primary customers will be white-label operators. Our automated kitchens will be sold across the USA through our website like other automated food or beverage technology as direct-to-consumer businesses.

Our company has developed a first-generation prototype that is still undergoing testing. The company is in its development stage and is pre-revenue.

The Company's top 3 reasons to invest:

(1) We believe we will have the fastest service-time for automated kitchens on the market;

(2) We will offer full meals, fully electric (true plug and play);

(3) Units will be able to be modified to serve different types of entrees or side items and can be set up inside or outside, walk-up or drive-up.

IP Ownership

The automated kitchen designs are proprietary to the Company. The Company has applied for trademarks to use the Speedy Eats name. In addition, the Company has submitted one patent application in its name, and is in the process of preparing two additional patent applications for filing:

1) Automated cook-n-hold patent - Our first patent application covers the process of cooking and automatically holding the food in a heated cabinet. Our patent will help our automated kitchen gather traffic data for a given location. The unit will use that data to pre-cook entrees so that they can be available on-demand with a 20 second or less serve time.

2) Box design - We are in the process of preparing a patent application for our special lid design, which will have a built-in cavity for a pizza cutter to be added, or also for general cutlery. Our lid design will also be made specifically for efficient operation.

3) Our Fresh Fridge - Our fresh fridge patent application is being prepared so that we can also offer a refrigerated model, which will specialize in salads, wraps, subs, and other cold-served items. Our inventory management system will allow the unit to automatically purge products after they have expired and remove them to a receptacle without operator engagement. We also will have a recycle bin that will accept used containers. Our inventory management will track everything that is placed on the shelves of these units.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $180.00

Number of Securities Sold: 6,500,000

Use of proceeds: The construction of the prototype and other working capital needs.

Date: March 26, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $100.00

Number of Securities Sold: 1,000,000

Use of proceeds: The construction of the prototype and other working capital needs.

Date: March 26, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: Research and development. Testing our prototype in lab. Other working capital needs.

Date: December 06, 2021

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: Fees and costs associated with patent applications and other working capital needs.

Date: October 07, 2020

Offering exemption relied upon: 506(b)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $150,000.00

Number of Securities Sold: 544,000

Use of proceeds: The construction of the prototype and other working capital needs.

Date: April 30, 2019

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: The construction of the prototype and other working capital needs.

Date: April 03, 2019

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

We can continue to operate, conducting R&D, for the remainder of the year utilizing currently available resources. We have current investors who are willing to provide additional funding if needed, in order to go-to-market, so that we may be able to generate revenue with our existing technology product.

As per our budget, we will need to raise roughly $1.5MM in order to get us through this next year, completing our 2nd generation build-out and our 3-month field test.

Foreseeable major expenses based on projections:

Our major projected expenses are the development of the Software platform ($181k), development of our Generation 2 unit ($400k), and marketing and payroll ($600k for advertising/marketing, $175k for payroll).

Future operational challenges:

Operational challenges that we will face include:

1) production of units and management of units in the field

2) Supply chain management

3) sales management

4) modifying our 2nd generation after our field test

Future challenges related to capital resources:

Future challenges that may be encountered as we scale could be the cost of hardware production to meet the demand and the cost of software development to accommodate the production.

We anticipate a learning period to understand what our true unit cost may be for production at scale. This can only be mitigated for build/test, build/test. We anticipate building and testing a 2nd generation unit, but also expanding to a 3-4 unit beach head here in Baton Rouge, Louisiana.

Future milestones and events:

Our company will be positively impacted by the field testing Generation 2 unit, in addition to the expansion of our beach head. The data we gather from this testing will help us define our path forward, and definition of our scope.

We also anticipate pre-orders of 100-300 units that will come as a secondary benefit from our marketing/advertising of our crowdfunding campaign. These pre-orders will help us justify our valuations pre-revenue, but also in financing our manufacturing and placement efforts in the next 18-24 months.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Louisiana National Bank

Amount Owed: $3,715.72

Interest Rate: 5.259%

Maturity Date: January 13, 2023

This is a line of credit for up to $128,715.72

Creditor: Mitch Rotolo

Amount Owed: $25,000.00

Interest Rate: 10.0%

Maturity Date: February 28, 2023

This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

Creditor: Osvaldo Fernandez

Amount Owed: $25,000.00

Interest Rate: 10.0%

Maturity Date: February 28, 2023

This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

Creditor: Brian D. Clark

Amount Owed: $25,000.00

Interest Rate: 10.0%

Maturity Date: February 28, 2023

This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

Creditor: Christopher Jason Meaux

Amount Owed: $25,000.00

Interest Rate: 10.0%

Maturity Date: February 28, 2023

This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

Creditor: Brock Duhon

Amount Owed: $25,000.00

Interest Rate: 10.0%

Maturity Date: February 28, 2023

This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

Creditor: Adam Enamorado

Amount Owed: $50,000.00

Interest Rate: 10.0%

Maturity Date: February 28, 2023

This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

Creditor: James R. Ford

Amount Owed: $25,000.00

Interest Rate: 10.0%

Maturity Date: February 28, 2023

This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

Creditor: Ross J. Ford

Amount Owed: $25,000.00

Interest Rate: 10.0%

Maturity Date: February 28, 2023

This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

Creditor: Troy Sadler

Amount Owed: $25,000.00

Interest Rate: 10.0%

Maturity Date: February 28, 2023

This convertible promissory note is one of a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mitch Rotolo

Mitch Rotolo's current primary role is with Rotolos LLC. Mitch Rotolo currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: June 19, 2019 - Present

Responsibilities: Attend board meetings, vote on matters at hand; No Salary.

Other business experience in the past three years:

Employer: Rotolos LLC

Title: CEO/Founder/President

Dates of Service: May 15, 1988 - Present

Responsibilities: CEO responsibilities

Name: Ozzie Fernandez

Ozzie Fernandez's current primary role is with GO Eats . Ozzie Fernandez currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: June 19, 2019 - Present

Responsibilities: Board voting member; No Salary.

Other business experience in the past three years:

Employer: Izzo Illegal Burrito

Title: CEO/Founder

Dates of Service: May 15, 1992 - Present

Responsibilities: CEO resposibilites

Other business experience in the past three years:

Employer: Lit Pizza

Title: CEO/Founder

Dates of Service: May 15, 2016 - Present

Responsibilities: CEO responsibilities

Other business experience in the past three years:

Employer: Rocca Pizzeria

Title: CEO

Dates of Service: May 15, 2018 - Present

Responsibilities: CEO responsibilities

Other business experience in the past three years:

Employer: GO Eats

Title: Co Founder

Dates of Service: July 01, 2001 - Present

Responsibilities: CEO

Name: Sarah Diebold

Sarah Diebold's current primary role is with SSD Holdings. Sarah Diebold currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board member

Dates of Service: June 19, 2019 - Present

Responsibilities: Board member; No Salary.

Other business experience in the past three years:

Employer: Huhtamaki

Title: Sales and Strategy

Dates of Service: January 01, 2012 - February 01, 2021

Responsibilities: sales and strategy

Other business experience in the past three years:

Employer: University of Arkansas

Title: Adjunct Instructor

Dates of Service: January 01, 2014 - Present

Responsibilities: Teaches adjunct classes

Other business experience in the past three years:

Employer: SSD Holdings

Title: Investor-merger and acquisitions

Dates of Service: June 01, 2014 - Present

Responsibilities: Mergers and Acquisitions

Other business experience in the past three years:

Employer: Arkansas Poly and Printing

Title: Co-Owner

Dates of Service: February 01, 2021 - Present

Responsibilities: Co- Owner responsibilities

Name: Frederic Speed Bancroft

Frederic Speed Bancroft's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Chairman

Dates of Service: June 19, 2019 - Present

Responsibilities: Director and Chief Executive; Salary: $78k and retains a 60% interest in the company.

Name: Sanjay Maharjan

Sanjay Maharjan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief of Engineering

Dates of Service: May 21, 2021 - Present

Responsibilities: Manage engineering projects, engineering related personnel and consulting with the Company's Board of Directors and advisors on engineering matters. Salary $70k/year.

Other business experience in the past three years:

Employer: University of Evansville, MECE Department

Title: Mechanical Engineer

Dates of Service: January 23, 2020 - May 08, 2020

Responsibilities: Design, Fabricate, and Test a smart decelerating car seat.

Name: Adam Enamorado

Adam Enamorado's current primary role is with Aether insurance, Inc. Adam Enamorado currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: December 05, 2021 - Present

Responsibilities: Setting schedules for each individual department within BARS Inc, and communicating timelines of all operations. No Salary.

Other business experience in the past three years:

Employer: Aether insurance, Inc

Title: CEO

Dates of Service: March 01, 2020 - Present

Responsibilities: CEO responsibilities

Other business experience in the past three years:

Employer: Highland Group Construction, LLC

Title: Owner

Dates of Service: April 01, 2021 - Present

Responsibilities: VP

Other business experience in the past three years:

Employer: Highland Group at Berkshire Hathaway

Title: Real Estate Sales & Leasing

Dates of Service: May 01, 2018 - January 01, 2021

Responsibilities: licensed agent

Name: Juliana Hernandez

Juliana Hernandez's current primary role is with CPA accounting solutions LLC. Juliana Hernandez currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: February 01, 2022 - Present

Responsibilities: Financial reporting and budget Analysis. Salary is 2$250/mo, No equity compensation.

Other business experience in the past three years:

Employer: CPA accounting solutions LLC

Title: Owner

Dates of Service: January 01, 2017 - Present

Responsibilities: Provide accounting services, tax strategies, and wealth-building strategies for different companies like The Advocate, Five S Construction, Green Cooling Tower Solutions, Three Sixty Eight, and others. Tax planning and CEO services are some of the strategies my clients love the most because it brings them the most value. However, I work together with the client to produce whatever service fits their needs best.

Name: Ross Ford

Ross Ford's current primary role is with River Road Coffees . Ross Ford currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April 03, 2022 - Present

Responsibilities: Voting with other board members on matters that pertain to the company. No salary.

Other business experience in the past three years:

Employer: River Road Coffees

Title: Sales Person

Dates of Service: January 01, 2017 - Present

Responsibilities: SALES

Name: Luis Garcia

Luis Garcia's current primary role is with Wheels Up Experience . Luis Garcia currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March 04, 2022 - Present

Responsibilities: helping vote on the decisions that affect the company. No salary.

Other business experience in the past three years:

Employer: Wheels Up Experience

Title: Senior Vice President of Sales

Dates of Service: November 01, 2015 - Present

Responsibilities: Identify and sell new members into our membership based private aviation club. Maintain accounts, grow through referrals and individual prospecting.

Name: Chris Meaux

Chris Meaux's current primary role is with Friendswood High School. Chris Meaux currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March 04, 2022 - Present

Responsibilities: helping vote on decisions that affect the company. No Salary.

Other business experience in the past three years:

Employer: Eco robotics - Industrial Cleaning Robotics

Title: Director of Tecchnical Sales

Dates of Service: January 01, 2018 - January 01, 2021

Responsibilities: • Oversaw execution of multiple organizational functions by leading the sales team, engineering team, marketing efforts, and industrial operations. I ensured implementation of business processes through utilization of vast experience across oil and gas industry. I efficiently managed engineering, sales, and operations to establish a new startup industrial robotics company. • Drove major increase of 100% in leads vs utilizing cold calling method by directing development of marketing campaign to acquire new technology for an old industry. • Supervised expansion of technical sales team from zero to five technical sales reps by managing recruitment functions. • Boosted sales revenue from $1.0 MM to $3.25 MM during 2019.

Other business experience in the past three years:

Employer: Friendswood High School

Title: Engineering and Robotics Teacher

Dates of Service: January 01, 2021 - Present

Responsibilities: Teach Engineering and Robotics class

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Frederick Speed Bancroft

Amount and nature of Beneficial ownership: 6,434,000

Percent of class: 63.175

RELATED PARTY TRANSACTIONS

Name of Entity: SSD Holdings, LLC

Names of 20% owners: Sarah Sparks Diebold

Relationship to Company: A principal of SSD Holdings, LLC (Sarah Sparks Diebold) is a director of the Company.

Nature / amount of interest in the transaction: SSD Holdings, LLC was an investor in the Series Seed Preferred Stock financing round.

Material Terms: SSD Holdings, LLC purchased $25,000 shares of Series Seed Preferred Stock of the Company, on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019.

Name of Entity: Osvaldo Fernandez

Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Fernandez is a Series Seed Preferred Stock holder, a Voting Common Stock holder and a Convertible Note holder.

Material Terms: Mr. Fernandez invested $25,000 in the Company on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019. Mr. Fernandez invested $5,000 in a convertible promissory note of the Company, which converted into Voting Common

Stock on February 25, 2022. Mr. Fernandez also invested $25,000 in the Company on the terms of the Convertible Promissory Note, dated July 16, 2021.

Name of Entity: Mitch Rotolo

Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Rotolo is a Series Seed Preferred Stock holder and a Convertible Note holder.

Material Terms: Mr. Rotolo invested $25,000 in the Company on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019. Mr. Rotolo invested $5,000 in a convertible promissory note of the Company, which converted into Voting Common Stock on February 25, 2022. Mr. Rotolo also invested $25,000 in the Company on the terms of the Convertible Promissory Note, dated July 12, 2021.

Name of Entity: Sarah Sparks Diebold

Relationship to Company: Director

Nature / amount of interest in the transaction: Ms. Diebold's company, SSD Holdings, LLC is a Series Seed Stock Investor and Ms. Diebold is a Voting Common Stock holder

Material Terms: SSD Holdings, LLC invested $25,000 in the Company on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019. Ms. Diebold invested $5,000 in a convertible promissory note of the Company, which converted into Voting Common Stock on February 25, 2022.

Name of Entity: Adam Enamorado

Relationship to Company: Officer

Nature / amount of interest in the transaction: Mr. Enamorado is a Convertible Note holder.

Material Terms: Mr. Enamorado invested $50,000 in the Company on the terms of the Convertible Promissory Note, dated November 10, 2021.

Name of Entity: Christopher Jason Meaux - Meaux Enterprises, LLC

Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Meaux is a Convertible Note holder.

Material Terms: Mr. Meaux invested $25,000 in the Company on the terms of the on the terms of the Convertible Promissory Note, dated July 20, 2021.

Name of Entity: Ross Ford

Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Ford is a Convertible Note holder.

Material Terms: Mr. Ford invested $25,000 in the Company on the terms of the Convertible Promissory Note, dated November 22, 2021.

Name of Entity: Luis Garcia

Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Garcia is a Series Seed Preferred Stockholder.

Material Terms: Luis Garcia invested $25,000 in the Company on the terms of the Series Seed Preferred Stock Investment Agreement, dated April 30, 2019.

OUR SECURITIES

The company has authorized Non-Voting Common Stock, Convertible Note, Voting Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 519,414 of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis is 10,184,363 shares, which includes 8,109,920 shares of Voting Common Stock (7,109,920 shares of Voting Common Stock and 1,000,000 shares reserved for issuance as incentive compensation to service providers), 1,394,744 shares of Series Seed Preferred Stock, and 679,699 shares reserved for issuance on the conversion of the Convertible Notes.

* Please refer to the Company's Certificate of Incorporation (COI) and Certificate of Amendment of COI both attached as Exhibit F for the entirety of the securities' other material rights.

Convertible Note

The amount of security authorized is 679,699 with a total of 679,699 outstanding.

Voting Rights

There are no voting rights associated with Convertible Note.

Material Rights

This class of equity s a series of Convertible Promissory Notes (the "Notes") issued between July 12, 2021 and December 6, 2021, which are convertible into that class of equity securities of the Company that are issued in connection with a transaction or series of transactions generating aggregate gross proceeds of $1,750,000 (including conversion of the Notes) at a conversion price per share equal to the lesser of the quotient resulting from dividing $4,000,000 by the Company's fully diluted capitalization or 80% of the lowest price per share paid by any other purchasers participating in the applicable equity financing transaction.

The total number of shares outstanding on a fully diluted basis is 10,184,363 shares, which includes 8,109,920 shares of Voting Common Stock (7,109,920 shares of Voting Common Stock and 1,000,000 shares reserved for issuance as incentive compensation to service providers), 1,394,744 shares of Series Seed Preferred Stock, and 679,699 shares reserved for issuance on the conversion of the Convertible Notes.

* Please refer to the Company's Certificate of Incorporation (COI) and Certificate of Amendment of COI both attached as Exhibit F for the entirety of the securities' other material rights.

Voting Common Stock

The amount of security authorized is 14,000,000 with a total of 8,109,920 outstanding.

Voting Rights

Voting rights: The holders of voting common stock are entitled to 1 vote for each share of voting common stock held at all meetings of stockholders (and written actions in lieu of meetings).

Material Rights

The total number of shares outstanding on a fully diluted basis is 10,184,363 shares, which includes 8,109,920 shares of Voting Common Stock (7,109,920 shares of Voting Common Stock and 1,000,000 shares reserved for issuance as incentive compensation to service providers), 1,394,744 shares of Series Seed Preferred Stock, and 679,699 shares reserved for issuance on the conversion of the Convertible Notes.

* Please refer to the Company's Certificate of Incorporation (COI) and Certificate of Amendment of COI both attached as Exhibit F for the entirety of the securities' other material rights.

Series Seed Preferred Stock

The amount of security authorized is 3,000,000 with a total of 1,394,744 outstanding.

Voting Rights

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of the stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock may cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. So long as at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect three (3) directors of the Company, the holders of record of Voting Common Stock, exclusively and as a separate class, are entitled to elect three (3) directors of the Company, and any additional directors will be elected by the affirmative vote of a majority of the Series Seed Preferred Stock and Voting Common Stock, voting together as a single class on an as-converted basis. At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the written consent or affirmative vote of no less than the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis) (the "Requisite Holders") is required before the Company can take any of the following actions: (a) alter the rights, powers or privileges of the Series Seed Preferred Stock in any way that adversely affects the Series Seed Preferred Stock; (b) increase or decrease the authorized number of shares of any class or series of capital stock; (c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on parity with the Series Seed Preferred Stock; (d) redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon termination of services pursuant to the terms of the applicable agreement); (e) declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock; (f) increase or decrease the number of directors of the Company; or (g) liquidate, dissolve, or wind-up the business and affairs of the Company, effect a Deemed Liquidation (as defined in the Company's Certificate of Incorporation), or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval of the Requisite Holders.

Material Rights

Liquidation, Dissolution or Winding Up:

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of $0.29412 per share plus any declared but unpaid dividends thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into shares of Common Stock immediately prior to such liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation).

Conversion Rights

Shares of Series Seed Preferred Stock is convertible at the option of the holder thereof, at any time, and without the payment of additional consideration, into shares of Voting Common Stock at a conversion ratio that is initially 1:1, but that will be adjusted for stock splits, certain dividends, share reclassifications, and other events, as more fully described in the Company's Certificate of Incorporation, attached hereto as Exhibit F.

Dividends

Holders of Series Seed Preferred Stock shall be entitled to receive dividends pro rata and on a pari passu basis with the holders of Common Stock.

Information Rights

Each holder of Series Seed Preferred Stock that holds at least 85,000 shares (each a "Major Purchaser") is entitled to receive when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

Inspection Rights

Each Major Purchaser is entitled to visit and inspect the Company's properties, to examine its books of account and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

Preemptive Rights

If the Company issues securities in its next equity financing after the date hereof (the "Next Financing") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Series Seed Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Purchasers with respect to the shares of Series Seed Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "Next Financing Documents"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. The Company shall pay the reasonable fees and expenses, not to exceed $5,000 in the aggregate, of one counsel for the Purchasers in connection with the Purchasers' review, execution, and delivery of the Next Financing Documents. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock held by all Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect.

The Company shall maintain, a right of first refusal with respect to transfers of shares of Common Stock by each holder thereof, subject to certain standard exceptions. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Key Holder, the Company shall assign such right of first refusal to the Major Purchasers. In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such Key Holder equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by all Major Purchasers.

Drag Along Right

If a Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then-outstanding and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "Shares") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this provision will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "Stockholder" means each Holder and Key Holder, and any transferee thereof.

Participation Right

Each Major Purchaser has the right of first refusal to purchase the Major Purchaser's Pro Rata Share of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, the Major Purchaser will have no right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "Pro Rata Share" for means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the Fully-Diluted Share Number. "New Securities" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

The total number of shares outstanding on a fully diluted basis is 10,184,363 shares, which includes 8,109,920 shares of Voting Common Stock (7,109,920 shares of Voting Common Stock and 1,000,000 shares reserved for issuance as incentive compensation to service providers), 1,394,744 shares of Series Seed Preferred Stock, and 679,699 shares reserved for issuance on the conversion of the Convertible Notes.

* Please refer to the Company's Certificate of Incorporation (COI) and Certificate of Amendment of COI both attached as Exhibit F for the entirety of the securities' other material rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the NON-VOTING COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering NON-VOTING COMMON STOCK in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing automated quick service food on the go. Our revenues are therefore dependent upon the market for our services.

We may never have an operational product or service

It is possible that there may never be an operational automated food service machines or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype. Delays or cost overruns in the development of our machines and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The NON-VOTING COMMON STOCK that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company was formed on 03/26/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SPEEDY EATS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's has filed applications to trademark the name "SPEEDY EATS" and the Company's logo. The Company also has 1 Patent Pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the

Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing and food inventory. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Cyber Security (Custom Risk)

Our units will be programmed and operated using our proprietary software. Although we believe that our cybersecurity protocols are adequate, there is a possibility that our software systems could be vulnerable to hackers or viruses. Such a cybersecurity breach would adversely affect the Company's operations and probability.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Saturated market

There is a risk our system may not work in a given space due to over saturation of restaurants. If there are already really good restaurants in a given space, then we may run the risk of not being able to attract enough customers daily.

Depression

The country could enter another recession where operators are not investing in new tech, or our prospective customers are not paying for restaurant quality food.

Covid 19 lockdowns

If there are lockdowns it might have an impact on our total sales volume. We plan to deliver our product directly to consumers homes, however, drive-thru for takeout is a big part of our business model so that might impact our gross revenue.

Economy

The Company's ability to raise sufficient amounts to fund our development could be significantly be impacted by an economic downturn. Such a downturn could cause delays, if not a shutdown.

Covid-19

Our business could be subject to serious delays or shutdowns due to further serious outbreaks of COVID-19, the emergence of a new variant, or another pandemic.

Supply chain issues

If there are further or prolonged supply chain issues, resulting from COVID-19, war in Europe, freight costs or other factors, our Company could be negatively impacted by serious delays or shutdowns. We could have difficulty getting some of our components from foreign manufacturers due to supply chain shortages and delays.

Competition

Although we believe that our products and services will compete favorably in the lower and moderate-income residential housing segments, we may not be able to maintain a competitive position against current and potential competitors. Market acceptance for our products and services has not yet been demonstrated. Many of our current and potential competitors have longer operating histories, greater name recognition, larger installed bases, and significantly greater financial, technical, marketing, and sales resources than we do. As a result, competitors may be able to react more quickly to emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products. In addition, competitors may seek to initiate our method, or to broaden or enhance their product offerings, to compete more effectively with our products and methods.

Ability to Manage Growth

We plan to expand our business significantly. The expansion of our business will require us to enhance our operational, financial, and information systems; to attract and retain managerial, technical, and marketing personnel; to hire, train, motivate, manage and retain labor personnel; and to establish and maintain critical strategic partnerships. The failure to expand our operating systems, personnel, materials suppliers, and client relationships on an effective basis could have a material adverse effect on our business, operating results, and financial condition.

Recession

We could enter into a recession which would have an impact on our company's ability to secure financing to develop our product.

Product Quality

We believe we can deliver a higher quality, faster, versatile quick service food than our competitors. We must consistently deliver a quality product to establish and maintain a competitive reputation in the market. The failure to deliver as promised could damage our reputation as well as expose us to litigation, causing us to lose clients and business going forward, thus having a material adverse effect on our business, operating results and financial condition.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Bancroft Automated Restaurant Systems, Inc.

By /s/ *Frederic Speed Bancroft*

     Name: <u>Bancroft Automated Restaurant Systems, Inc</u>

     Title: CEO/Chairman

Exhibit A

FINANCIAL STATEMENTS

BANCROFT AUTOMATED RESTAURANT SYSTEMS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Bancroft Automated Restaurant Systems, Inc.
Baton Rouge, Louisiana

We have reviewed the accompanying financial statements of Bancroft Automated Restaurant Systems, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 8, 2022
Los Angeles, California

BANCROFT AUTOMATED RESTAURANT SYSTEMS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	64,308	$	226
Total current assets		**64,308**		**226**
Property and equipment, net		139,580		152,858
Total assets	**$**	**203,888**	**$**	**153,084**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Convertible Note	$	25,000	$	-
Accrued interest		12,917		500
Total Current Liabilities		**37,917**		**500.00**
Convertible Notes		250,000		25,000
Total liabilities		**287,917**		**25,500**
STOCKHOLDERS EQUITY				
Common Stock		8		8
Series Seed Preferred Stock		1		1
Treasury Stock		(1)		-
Additional Paid In Capital		224,407		224,108
Retained earnings/(Accumulated Deficit)		(308,445)		(96,532)
Total stockholders' equity		**(84,029)**		**127,584**
Total liabilities and stockholders' equity	**$**	**203,888**	**$**	**153,084**

See accompanying notes to financial statements.

BANCROFT AUTOMATED RESTAURANT SYSTEMS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	190,009	57,036
Sales and marketing	9,488	-
Total operating expenses	199,496	57,036
Operating income/(loss)	(199,496)	(57,036)
Interest expense	12,417	500
Other Loss/(Income)	-	423
Income/(Loss) before provision for income taxes	(211,913)	(57,959)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (211,913)**	**$ (57,959)**

See accompanying notes to financial statements.

BANCROFT AUTOMATED RESTAURANT SYSTEMS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Series Seed Preferred Stock Shares	Series Seed Preferred Stock Amount	Additional Paid In Capital	Treasury Stock Shares	Treasury Stock Amount	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	7,500,000	**$ 7.5**	1,394,744	**$ 1.4**	**$ 224,108**	**$ -**		**$ (38,573)**	**$ 185,543**
Net income/(loss)								(57,959)	(57,959)
Balance—December 31, 2020	7,500,000	$ 7.5	1,394,744	$ 1.4	224,108	-		$ (96,532)	**$ 127,584**
Share Repurchase						(500,000)	(0.5)		(0.5)
Capital contribution					299				299
Net income/(loss)								(211,913)	(211,913)
Balance—December 31, 2021	**7,500,000**	**$ 7.5**	**1,394,744**	**$ 1.4**	**$ 224,407**	**$ (500,000)**	**(0.5)**	**$ (308,445)**	**$ (84,029)**

See accompanying notes to financial statements.

Bancroft Automated Restaurant Systems Inc.
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(211,913)	$	(57,959)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		13,278		13,278
Changes in operating assets and liabilities:				
Accrued interest		12,417		500
Net cash provided/(used) by operating activities		**(186,217)**		**(44,181)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		299		-
Borrowing on Convertible Notes		250,000		25,000
Net cash provided/(used) by financing activities		**250,299**		**25,000**
Change in cash		64,081		(19,181)
Cash—beginning of year		226		19,407
Cash—end of year	**$**	**64,308**	**$**	**226**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	12,417	$	500
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Bancroft Automated Restaurant Systems Inc. was incorporated on March 26, 2019, in the state of Delaware.   The financial statements of Bancroft Automated Restaurant Systems Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Baton Rouge, Louisiana.

BARS Inc is a corporation formed for the purpose of engaging in business in the restaurant technology space. BARS Inc. is bringing "Speedy Eats" to the market, an automated restaurant kitchen that serves high-quality meals for 24/7 walk-up, drive-thru, and delivery.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Bancroft Automated Restaurant Systems Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its "Speedy Eats" automated kitchens.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic;

governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Equipment	$ 173,104	$ 173,104
Property and Equipment, at Cost	**173,104**	**173,104**
Accumulated depreciation	(33,524)	(20,246)
Property and Equipment, Net	**$ 139,580**	**$ 152,858**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $13,278 and $13,278 respectively.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 14,000,000 shares of Common Stock with par value of $0.000001. As of December 31, 2021, and December 31, 2020, 7,000,000 shares and 7,500,000 shares have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 3,000,000 shares of Preferred Shares with $0.000001 par value. As of December 31, 2021, and December 31, 2020, 1,394,744 shares have been issued and are outstanding.

5.   DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount rate	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Meaux Enterprises, LLC- Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Mark Graffagnini IRA -Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Ozzie Fernandez-Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Mitch Rotolo-Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Sarah Sparks Diebold-Convertible Note 2020	$ 5,000	8.00%	9/25/2020	20.00%	1/31/2022	400	500	5,000	-	5,000	$ 100	$ 100	$ -	$ 5,000	$ 5,000
Mitch Rotolo-Convertible Note 2021	$ 25,000	10.00%	7/12/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Osvaldo Fernandez-Convertible Note 2021	$ 25,000	10.00%	7/16/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Brian D. Clark-Convertible Note 2021	$ 25,000	10.00%	7/19/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Christopher Jason Meaux-Convertible Note 2021	$ 25,000	10.00%	7/20/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Brock Duhon-Convertible Note 2021	$ 25,000	10.00%	8/4/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Adam Enamorado-Convertible Note 2021	$ 50,000	10.00%	11/10/2021	20.00%	2/28/2023	2,083	2,083	-	50,000	50,000	-	-	-	-	-
James R. Ford-Convertible Note 2021	$ 25,000	10.00%	11/22/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Ross J. Ford-Convertible Note 2021	$ 25,000	10.00%	11/22/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Troy Sadler-Convertible Note 2021	$ 25,000	10.00%	12/6/2021	20.00%	2/28/2023	1,042	1,042	-	25,000	25,000	-	-	-	-	-
Total	$ 275,000					$ 12,417	$ 12,917	$ 25,000	$ 250,000	$ 275,000	$ 500	$ 500	$ -	$ 25,000	$ 25,000

The convertible notes are convertible into common shares at a conversion price. The conversion price that equals the total Fully Diluted Capitalization of the Company divided by $2,500,000.00, which equals $0.25266 per share (the "Conversion Price"). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (53,932)	$ (14,585)
Valuation Allowance	53,932	14,585
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on D December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021		2020	
Net Operating Loss	$	(83,267)	$	(29,336)
Valuation Allowance		83,267		29,336
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $327,180, and the Company had state net operating loss ("NOL") carryforwards of approximately $327,180. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 8, 2022, which is the date the financial statements were available to be issued.

On February 25, 2022, the convertible notes in the amount of $25,000 was converted into 109,920 Common Stock shares.

In February of 2022, the company issued 180,000 stock options under 2019 Equity Incentive Plan. The options vest in thirty-six months at exercise price per share of $0.399594. The Company also issued 90,000 of Restricted Stocks, which vest in thirty-six months.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $199,496, an operating cash flow loss of $186,217, and liquid assets in cash of $64,308, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Frederic Speed Bancroft , Principal Executive Officer of Bancroft Automated Restaurant Systems, Inc., hereby certify that the financial statements of Bancroft Automated Restaurant Systems, Inc. included in this Report are true and complete in all material respects.

Frederic Speed Bancroft

CEO/Chairman